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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 54)

                              COLUMBIA ENERGY GROUP
                            (Name of Subject Company)


                              COLUMBIA ENERGY GROUP
                      (Name of Person(s) Filing Statement)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    197648108
                      (CUSIP Number of Class of Securities)

                              Michael W. O'Donnell
                Senior Vice President and Chief Financial Officer
                              Columbia Energy Group
                            13880 Dulles Corner Lane
                             Herndon, Virginia 20171
                                 (703) 561-6000
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             Neil T. Anderson, Esq.
                               Sullivan & Cromwell
                                125 Broad Street

                            New York, New York 10004
                                 (212) 558-4000

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         This  Amendment  No.  54  amends  and  supplements  the   Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999, July 20, 1999, July
22, 1999, July 30, 1999,  August 3, 1999, August 4, 1999, August 5, 1999, August
6, 1999,  August 9, 1999,  August 11, 1999,  August 12,  1999,  August 13, 1999,
August 16, 1999, August 17, 1999, August 19, 1999, August 31, 1999, September 2,
1999, September 3, 1999, September 7, 1999, September 9, 1999, September 10, 1999, September 13, 1999, September 14, 1999, September 15, 1999, September 16, 1999, September 17, 1999, September 20, 1999, September 21, 1999, September 22, 1999, September 23, 1999, September 24, 1999, September 27, 1999, September 28, 1999, September 29, 1999, September 30, 1999, October 1, 1999, October 4, 1999,
October 5, 1999, October 6, 1999, October 7, 1999, October 12, 1999, October 13, 1999, October 14, 1999, October 18, 1999, October 25, 1999, October 26, 1999,
October 10, 1999 and November 12, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash
through  its  wholly-owned   subsidiary,   CEG  Acquisition  Corp.,  a  Delaware
corporation, all of the outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 3.  Identity and Background.

         Item 3(b) is hereby supplemented and amended by adding the following:

         As part of its ongoing previously announced process for evaluating strategic alternatives, the Company has executed confidentiality agreements with a number of third parties including NiSource. The execution of a confidentiality agreement was a prerequisite to such parties obtaining certain non-public information regarding the Company.

Item 8.  Additional Information to be Furnished.

         Item 8 is hereby supplemented and amended by adding the following:

         At a meeting of the Board on November 17, 1999, the Board authorized the Company to enter into a Key Management Agreement with one additional Key Manager. The terms of such Key Management Agreement are described in detail in Amendment 7 to the Company's Schedule 14D-9 (hereinafter, "14D-9/A No. 7"), and such agreement is set forth in form as exhibit (c)(9) attached to 14D-9/A No. 7. The summary description of the Key Management Agreements set forth in 14D-9/A No. 7 and exhibit (c)(9) attached thereto are incorporated herein by reference.


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Item 9.  Material to be Filed as Exhibits.

         Item 9 is hereby supplemented and amended by adding the following:

         Exhibit (a)(42) - Questions  and Answers  Sheet for  Employees  of the
                           Company.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COLUMBIA ENERGY GROUP


                                            By:   /s/ Michael W. O'Donnell
                                               --------------------------------
                                            Name: Michael W. O'Donnell
                                            Title: Senior Vice President and
                                                     Chief Financial Officer


Dated:  November 19, 1999


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                                  Exhibit List

         Exhibit  (a)(42) - Questions  and Answers  Sheet for  Employees  of the
                            Company.